United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑          Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐          No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐          No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release
Signature Page
Vale to acquire assets in the African copperbelt
Rio de Janeiro, April 8, 2011 — Vale S.A. (Vale) announces that it has agreed the terms of an offer to acquire, through a wholly-owned subsidiary, the total share capital of Metorex Limited (Metorex) for the amount of 7.35 South African rands (ZAR) per share on the Johannesburg Stock Exchange (JSE), totaling ZAR 7,524 million on a fully diluted basis, and equivalent to US$ 1,125 million at last closing’s USD/ZAR exchange rate, to be paid in cash.
About Metorex
Metorex is a producer of copper and cobalt, with operations in the African copperbelt. It is listed on the JSE (ticker: MTX SJ), with a secondary listing on the Frankfurt Stock Exchange, and American Depositary Receipts (ADRs) traded over-the-counter in the United States. Metorex holds operations and projects in the African copperbelt through its subsidiaries.
Metorex has two operating mines, Chibuluma located in Zambia, in which it holds an 85% interest, and Ruashi in the DRC, in which it holds a 75% interest. Chibuluma has an estimated capacity of 18,600 metric tons per year of copper contained in concentrates and proven and probable reserves of 3.5 million metric tons (Mt) @3.8% Cu. The Ruashi operations, which are also comprised of a hydrometallurgical SX-EW plant, have an estimated capacity of 36,000 metric tons per year of copper cathodes and 4,500 metric tons per year of cobalt, based on proven and probable reserves of 22.2 Mt @2.4% Cu. In addition, Metorex has three projects in the DRC, one in the development phase and two in the exploration phase.
In 2010, Metorex produced 51,569 metric tons of copper and 3,622 metric tons of cobalt. Its gross revenue reached US$ 432 million and the net debt totaled US$ 63 million on December 31, 2010.
About the offer
The offer to acquire the entire share capital of Metorex has been approved by Vale’s Board of Directors and the terms of the proposal have been agreed by the board of directors of Metorex. Metorex shareholders will be called to vote on the proposed acquisition, which will be implemented through a scheme of arrangement as defined in South Africa’s Companies Act.
The acquisition of 100% of the share capital requires the approval by at least 75% of Metorex voting rights exercised at the shareholders’ meeting. Vale has already received irrevocable undertakings from certain Metorex shareholders representing in aggregate 25.4% of the existing issued ordinary share capital of Metorex to vote in favor of the offer. Following the acquisition of the entirety of the share capital, application will be made by Metorex to the stock exchanges to terminate the listings of Metorex shares.
The acquisition is conditional on the applicable government and regulatory approvals, consents and waivers in South Africa, Zambia and the DRC, and approval by minority holders in the subsidiary companies, as well as to customary closing conditions. In addition, the sale or transfer of Sable Zinc Kabwe Limited, a processing operation in Zambia that produces copper cathodes and cobalt, by Metorex to a third party is also a condition.

The strategic rationale
The proposed acquisition is consistent with our goal to become one of the largest copper producers in the world. Moreover, the majority of Metorex assets are located near two of our Central African copper projects1 - Konkola North under development in Zambia and Kalumines under feasibility study in the DRC — which will enable Vale to exploit synergies.
Currently, we are developing the first phase of the Salobo copper mine in the Carajás mineral province in the state of Pará, Brazil, with an annual nominal capacity of 100,000 metric tons of copper in concentrates. Given our portfolio, comprised by copper operations and projects in Carajás, the operations in Canada and Chile and the enlarged growth platform in the African copperbelt, we expect to create significant shareholder value.
1 The Konkola North and Kalumines projects are part of our joint venture with African Rainbow Minerals Limited (ARM).
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: April 08 2011	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations